FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006

Bronx Ventures Inc.

Filer# 0-16353

Suite 100, 1255 West Pender Street

Vancouver, British Columbia

Canada V6E 2V1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit

32.1

C.E.O. Certification

Exhibit

32.2

C.F.O. Certification

Exhibit

99.1

Interim Financial Statement for the six month period ended June 30, 3006.

Exhibit

99.2

Management’s Discussion & Analysis for the six month period ended June 30, 2006 (dated August 14, 2006.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bronx Ventures Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: August 14, 2006